As filed with the Securities and Exchange Commission on January 16, 2007

Registration No. 333-133215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective Amendment No. 1 to Form SB-2
filed on
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HANDHELD ENTERTAINMENT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	98-0430675 (I.R.S. Employer Identification No.)

539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Harvey J. Kesner, Esq.
Haynes & Boone, LLP
153 East 53rd Street
New York, New York 10022
Telephone: (212) 659-7300
Facsimile: (212) 918-8989

As soon as practicable after the effective date of this Registration Statement
(Approximate Date of Commencement of Proposed Sale to the Public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [    ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

Handheld Entertainment, Inc. (‘‘Handheld’’) has prepared this registration statement in accordance with the requirements of Form S-3 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), to amend its Registration Statement on Form SB-2 (Registration No. 333-133215), filed on April 11, 2006, as amended, which was declared effective by the Securities and Exchange Commission on August 14, 2006 for the sole purpose of converting such Registration Statement on Form SB-2 into a Registration Statement on Form S-3.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2007

3,216,144 Shares of Common Stock

•	The shares of common stock offered by this prospectus are being sold by the selling stockholders.

•	These shares consist of 2,622,413 shares issued in a private placement, 524,765 shares issued to consultants and 68,965 shares issuable upon the exercise of outstanding warrants.

•	We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds from the exercise of warrants by the selling stockholders.

•	We will bear all costs relating to the registration of the common stock, other than any selling stockholder’s legal or accounting costs or commissions.

•	Our common stock is quoted on The NASDAQ Capital Market under the symbol ‘‘ZVUE’’ and the Boston Stock Exchange under the symbol ‘‘HDE.’’

•	The last sale price of our common stock on January 12, 2007 was $3.65 per share.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ beginning on page 3, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS REFLECTS THE 1.45-FOR-1 REVERSE STOCK SPLIT OF OUR COMMON STOCK ON AUGUST 14, 2006.

The date of this Prospectus is January     , 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	11
SELLING STOCKHOLDERS	11
PLAN OF DISTRIBUTION	15
INCORPORATION BY REFERENCE	17
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	18

You should rely only on the information contained in this prospectus and in any prospectus supplement we file after the date of this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

We urge you to carefully read this entire prospectus, including the financial statements and the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under ‘‘Risk Factors’’ before you decide to purchase any of our shares. All references to ‘‘we,’’ ‘‘us’’ or ‘‘the Company’’ mean Handheld Entertainment, Inc. and its wholly-owned subsidiaries.

Corporate History

The Company was organized in the state of Nevada on February 3, 2003 as Vika Corp. On February 8, 2006, Vika merged with and into a wholly-owned Delaware subsidiary, for the sole purpose of changing the state of incorporation to Delaware. On February 10, 2006, HHE Acquisition, Inc., a newly formed wholly-owned California subsidiary of Vika Corp. merged with and into Handheld Entertainment, Inc., a private California corporation. Upon closing of the merger Handheld became a wholly-owned subsidiary of Vika Corp., and Vika Corp. succeeded to Handheld’s line of business as its sole line of business. In connection with the merger, Handheld Entertainment, Inc. changed its name to HHE Corp. and Vika Corp. changed its name to Handheld Entertainment, Inc. On April 12, 2006, HHE Corp. merged with and into Handheld Entertainment, Inc.

Overview

Handheld Entertainment is a digital-media-to-go company with a family of mass-market portable media players priced at mass-market prices as its own online video content stores at ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com. We are focused on two large and growing synergistic multi-billion dollar markets — distributed digital content and portable digital media devices. Our strategy is to capitalize on the synergy between portable digital entertainment products and related digital content. We offer consumers easy to use mobile devices at a compelling value, as well as access to a large and growing library of audio and video digital content. Our ZVUE devices have been designed to be compatible with virtually all formats of content. Consumers can also download free user-generated videos and other media from the ‘‘Free STUFF!’’ section of ZVUE.com, as well as from Dorks.com, FunMansion.com and YourDailyMedia.com.

We presently sell two models of our media player, the ZVUE 200 and ZVUE 250, as well as our latest offering, a MP3 player, announced in December 2006, which comes pre-loaded with music content. We manufacture products which are value priced and focus on price points below $149.

Our products are sold in more than 2,000 Wal-Mart stores in the United States, as well as retail store websites, including Amazon.com. As of December 31, 2006, we had approximately 5,000 media files available for download, consisting of music video, news clips, television shows, short films and feature-length films, and rights to more than 11,000 additional media files. We also have over two million songs available for download through our strategic partnerships with content providers, eMusic and Rhapsody.

We believe that there is an increasing demand for ’on-the-go’ entertainment as evidenced by trends such as increased broadband penetration into the home and the proliferation of wi-fi ‘‘hot spots.’’ These factors have increased consumers’ expectations to be able to access digital content across many different platforms. Digital video recorders, such as TIVO, have freed consumers to view media ‘‘when they want.’’ Location shifting technologies allow transferring of digital content between devices and permit users to view media ‘‘where they want.’’ Content distribution is also undergoing dynamic change as both new and classic music videos, television shows and films are made available for downloading to portable devices. We believe that devices need to provide content, that content providers require devices, and that consumers want a complete solution. We believe we offer that complete solution.

Our principal executive offices are located at 539 Bryant Street, Suite 403, San Francisco, California 94107 and our telephone number is (415) 495-6470. Our website address is www.zvue.com. The website does not form a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	3,216,144 shares, consisting of 2,622,413 shares issued to investors in a private placement, 524,765 shares issued to consultants under various service agreements and 68,965 shares issuable upon the exercise of outstanding warrants.

Common stock outstanding after this offering	11,493,212 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. However, we will receive proceeds from the exercise of the warrants.

NASDAQ Capital Market and Boston Stock Exchange symbols	Our common stock is quoted on The NASDAQ Capital Market under the symbol ‘‘ZVUE’’ and traded on the Boston Stock Exchange under the symbol ‘‘HDE’’

Risk factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on 11,424,247 shares outstanding as of January 12, 2007, which excludes the following:

•	up to 694,483 shares of common stock issuable upon exercise of outstanding warrants, including warrants held by selling stockholders, at a weighted average exercise price of $0.84 per share;

•	up to 1,856,680 shares of common stock issuable upon exercise of outstanding options granted under our 2003 Stock Option/Stock Issuance Plan, with a weighted average exercise price of $0.48 per share;

•	up to 212,286 shares of common stock reserved for future issuance for future option grants under our 2003 Stock Option/Stock Issuance Plan;

•	warrants to purchase 1,200,000 shares of our common stock issued as part of the units in our underwritten public offering in August 2006; and

•	up to 120,000 shares of our common stock included in units issuable upon exercise of a unit purchase option granted to the representative of the underwriters in connection with our underwritten public offering in August 2006 and up to 120,000 shares issuable upon the exercise of warrants included in units issuable upon exercise of the unit purchase option.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to ‘‘Handheld,’’‘‘ we,’’ ‘‘us’’ and ‘‘our’’ refer to Handheld Entertainment, Inc. and its subsidiaries.

 RISKS RELATING TO OUR BUSINESS

Since Wal-Mart represents approximately 97% of our revenues, and Wal-Mart has only purchased a single model, if they were no longer our customer, demanded different terms, or did not accept our future planned modes, a negative impact on our revenues would result.

Wal-Mart currently is, and for the foreseeable future is expected to remain, our largest customer. Wal-Mart represented approximately 97% of our revenues during the nine months ended September 30, 2006. While we plan to aggressively market the ‘‘ZVUE’’ product line to other major retailers, other major retailers may not take on the ‘‘ZVUE’’ product line. Consequently, our short-term business plan depends, to a significant extent, on continuing our relationship with Wal-Mart, which may not happen. We do not have any long term or supply agreement for the sale of our products to Wal-Mart and our business plans are based upon estimates for orders from Wal-Mart that could be inaccurate.

All of our sales to Wal-Mart, our largest customer during 2005, were of our ZVUE 200 model, which had been our sole product sold. The majority of our orders shipped to Wal-Mart during 2006 were our ZVUE 200 and ZVUE 250 models, as well as our new MP3 product. We expect the majority of our orders shipped to Wal-Mart during 2007 to be of our ZVUE 250 model as well as our MP3 player.

Having virtually all of our retail business concentrated in one retailer also entails the risk that the retailer may demand price concessions and other terms that prevent us from operating profitably, and which could subject us to the risks affecting that retailer’s business. In addition, Wal-Mart maintains its own pay music download service that could compete with our download business and impact sales of our PMP devices.

Eastech is the sole manufacturer of our products and, if we are unable to continue our relationship on acceptable terms, our ability to manufacture products would be significantly impaired and our revenues would be negatively impacted.

We are dependent on a continuing relationship with Eastech, the sole manufacturer of our PMP and MP3 devices. Eastech presently manufactures our PMP and MP3 devices based on purchase orders that we submit. Eastech has been providing us payment terms that permit us to pay for products once our customers have paid us. However, these terms are expected to change, which may require us to begin to make advance payments for our purchases of inventory and components. We currently do not have alternative financing available and do not maintain a revolving line of credit for purchases. There can be no assurance that we can successfully renegotiate our agreement with Eastech upon expiration of the agreement in January 2007.

Our relationship with Eastech may not continue into the future, and unforeseen events may result in our relationship ending or changing. An adverse change to this relationship would have a material adverse impact on our business and results of operations by, among other things, increasing our costs. The inability or unwillingness of Eastech to continue manufacturing our products on a purchase order basis, exposes us to additional risks.

Eastech is one of our significant investors. In 2004, Eastech purchased 383,142 shares of our series B convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $500,000. In addition, Eastech’s founder, chairman and CEO who was a member of our board of directors at the time (he resigned in November 2005), purchased 18,390 shares of our series D convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $100,000. The terms of Eastech’s relationship with us may be significantly influenced by Eastech’s ownership interest. We may not be able to locate replacement manufacturing or assembly facilities from independent parties that would provide payment, supply and other terms equivalent to those provided us by Eastech, particularly in light of the incentive provided by the ownership relationship which would not exist with any successor manufacturer to Eastech.

Our existing agreements with Eastech could harm our cash flows, and a default on our payment obligations would allow Eastech to foreclose and liquidate some or all of our assets.

Under these agreements, Eastech has a security interest in all of our assets (other than our patents, trademarks and copyrights). In addition, payments by our customers of our accounts receivable from the sale of our PMP and MP3 products are required to be made to an escrow account, with the proceeds from that escrow account first being distributed to Eastech so that it receives its contract manufacturing price, with the remainder to us. A default by us on our payment obligations to Eastech, including our failure to pay Eastech its contract manufacturing price, would permit Eastech to foreclose and liquidate some or all of our assets in order to pay amounts owed, which would negatively impact our ability to conduct business.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, we have experienced losses to date, and, as of our last audit at the end of 2005, our independent registered public accounting firm expressed doubt about our ability to continue as a going concern.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, there can be no assurance that we will be able to achieve or sustain profitability or positive cash flow by such period, or at all. Based on our history of losses, our independent registered public accounting firm has stated in their report accompanying their audit of our 2005 year-end financial statements that there is substantial doubt about our ability to continue as a going concern. If consumers are slower to embrace our products than we expect, we may not be able to continue operating our business.

We face intense competition from both PMP manufacturers and content distributors and if customers do not choose our products or our content delivery methods, pricing or offerings over those of our competitors, then our revenues would be negatively impacted.

The handheld entertainment market in which we operate, which includes portable video players, portable stereos, game players, MP3 and CD players and, to a limited degree, personal digital assistants (PDAs) and wireless phones, is very competitive. The content delivery business in which we operate also is very competitive. Consumers have many devices to choose from and many content providers to choose from, such as Apple, Microsoft, Napster, Musicmatch, RealAudio, and Wal-Mart, and we must compete with these devices and services in order to sell our ZVUE PMP devices and generate revenues from content, including video content.

Several companies, including Apple Computer, Microsoft, Nintendo, Nokia, Sony, Samsung, Toshiba and Creative Labs, have released, or announced that they are developing, handheld devices featuring digital video playback similar to that offered by us and planned in the future. We cannot guarantee that consumers will choose to purchase our PMP devices, or purchase content through our service, instead of other handheld devices or from other content companies. We also face competition from traditional media outlets such as television (including cable and satellite), radio (terrestrial and satellite), CDs, DVDs, videocassettes and others, and may in the future face competition from new or as yet unknown sources, such as broadband telephone providers. Emerging Internet media sources and established companies entering into the Internet media content market include Time Warner’s AOL subsidiary, Microsoft, Apple, Google, Yahoo! and broadband Internet service providers who can be expected to be significant competitors. We expect this competition to become more intense as the market and business models for Internet video content to mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than we can and may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Most of our competitors or potential competitors in both devices, and content, have significantly greater financial, technical and marketing resources than we do. They may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to developing, promoting and selling their products and services than we can.

If our suppliers are unable to meet our manufacturer’s requirements, then we will need to reduce the number of ZVUES available to our distribution partners, which would decrease our revenues.

Our products contain components, including liquid crystal displays, memory chips and microprocessors, from a variety of suppliers. In order for us to have the ZVUE devices manufactured, these components must be available at the right level of quality and at the right price. Some components, such as microprocessors, come from single-source suppliers, and alternative sources would not be available for those components unless we were to redesign the device. Other components, such as our screens, could be obtained from alternative suppliers without redesign, but only at higher prices than we currently pay or for delivery later than required by our production schedule. If suppliers are not able to provide these critical components on the dates and at the prices scheduled, our sole-source manufacturer, Eastech Electronics (Taiwan) Inc. (Eastech) may not be able to promptly and cost-effectively manufacture the ZVUE devices in sufficient quantities to meet our demand, which would decrease our revenues.

If consumers do not embrace our products our revenues will decline.

During 2005 and through October 2006, nearly all of our revenues were derived from sales of just a single product, the ‘‘ZVUE 200.’’ Since then, we have begun selling additional products, the ‘‘ZVUE 250’’ and our MP3 player. Consumers may not accept our new products, on which future revenues will rely, or adopt our content services. Our financial success will depend largely on our ability to quickly and successfully establish, maintain and increase sales of our new products, including through untested new retail channels of distribution. We have assumed that there is substantial and growing consumer demand for PMP devices priced under $149, on which assumption our business model is substantially reliant. Because our distribution to date has also been largely concentrated in Wal-Mart, a single large well-established retail chain, representing approximately 94% of our 2005 revenues, our products and content may not achieve the mass market appeal and success on which we have based our plans. Our success is significantly dependent upon the accuracy of our price and positioning assumptions and various other assumptions including design, functionality, and consumer acceptance.

The market for products that enable the downloading of media and personal music/video management is still evolving. We may be unable to develop sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt or maintain our products as their primary application to play, record, download and manage their digital content. Our inability to achieve or maintain widespread acceptance or distribution of our products would negatively impact our revenue.

Failure to develop consumer recognition of our products could limit the demand for the ZVUE, resulting in less than expected sales.

We believe that continuing to strengthen our brand will be critical to increasing demand for, and achieving widespread acceptance of, our ZVUE devices. We also believe that a strong brand, such as those offered by many competitors, offers an advantage to those competitors with better name recognition than ours. Various well-recognized brands have introduced players, and our PMP products may be viewed as late to the portable media player market, a significant competitive disadvantage. Promoting our brand will depend largely on our marketing efforts and whether we are able to secure rights to desirable content. There is no guarantee that our marketing efforts will result in increased demand for our products or greater customer loyalty, and even if they do, that we will generate increased revenues or profitability due to requirements for enhanced marketing efforts and costs to attract and retain consumers.

If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team, which includes Jeff Oscodar, our Chief Executive Officer and President, Tim

Keating, our Chief Operating Officer, Garrett Cecchini, our Executive Vice President, Secretary and founder, Carl Page, our Chief Technology Officer, Bill Bush, our Chief Financial Officer, Greg Sutyak, our Executive Vice President, Finance and Operations, and Larry Gitlin, our Vice President of Business Development. The loss of any of our senior management or key personnel could seriously harm our business and prospects. We intend to utilize some of our funds to secure key-man life insurance on certain of our executives.

If we are not able to manage our product return rate at acceptable levels, then gross margin will decline.

Our strategy of appealing to a mass market with low prices requires that our products be easy to use. We have experienced return rates that are higher than acceptable to us, and may exceed return rates experienced by competing brands, but which we believe are in line with acceptable levels of returns for our product category. We cannot guarantee that we will be successful in reducing our return rates, resulting in lower gross margins.

Major retailers purchasing electronic equipment require buy-back protections, which could materially impair our cash flow.

Major retailers such as Wal-Mart, Best Buy, Target, and Toys ‘‘R’’ Us may require manufacturers and distributors to provide them various inventory and price protections and incentives. Major retailers may require a variety of protections, including holdbacks on payment, reducing the price paid if the retailer cannot sell the product or the product requires discounting, or requiring the manufacturer to buy back unsold goods. If our products do not sell as well as we or retail distributors anticipate, such protections could lead to excess inventory and costs, and our becoming subject to significant holdback and repayment obligations, which may be arbitrary and difficult or impossible to contest without jeopardizing our relationship with a retailer. We may be unable to recover from our manufacturers any amounts that we will be required to pay or allow to our retailers. Accordingly, these obligations could significantly impair our cash flow, revenues and financial condition.

Since our products are manufactured overseas, changes in political or economic conditions in those countries could affect our ability to manufacture products in compliance with our distribution partners’ schedules.

Because our manufacturer’s headquarters are in Taiwan and its factory is in China, our business is subject to risks associated with doing business internationally. Accordingly, our ability to distribute the product could be harmed by a variety of factors, including changes in foreign currency exchange rates, changes in the political or economic conditions in Taiwan, China or elsewhere, trade-protection measures, import or export licensing requirements, delays in shipping, potential labor activism, inclement weather, difficulty in managing foreign manufacturing operations and less effective protection of intellectual property.

We have a limited operating history and therefore it is difficult to accurately make projections and forecasts.

We are an early stage company. We are devoting substantial efforts to establishing a new business that has not yet generated significant revenues in a new industry. As a result, we have no reliable operating history upon which to base our projections and forecasts.

We may not be able to adequately protect our proprietary rights, which would have an adverse effect on our ability to competitively manufacture and distribute our products on a world-wide basis.

Our ability to compete depends upon internally developed technology and technology from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, and protective contractual provisions. Despite these efforts, our applications for patents and trademarks relating to our business may not be granted and, if granted, may not provide us with any competitive advantages. Additionally, another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products. Further, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Our inability to adequately protect our proprietary rights would have an adverse impact on our ability to competitively manufacture and distribute our products on a world-wide basis.

We may be subject to claims that we have infringed the proprietary rights of others, which could require us to obtain a license, increasing our royalty expenses, or to change our products, resulting in higher development expenses.

Although we do not believe that any of our activities infringe the proprietary rights of others, we may be subject to claims that our intellectual property is invalid, or claims for indemnification resulting from infringement of intellectual property owned by others. Regardless of the merit of such claims or if such claims are valid or can be successfully asserted, or defended, such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may be unavailable on reasonable terms, or at all, which could force us to pay higher royalties or change our products or activities, which could result in higher development expenses.

Our anticipated growth could strain our resources.

We expect to grow at a rate that will place a significant strain on our managerial, operational and financial resources. To manage this growth, we will have to develop and install operational and financial systems, as well as hire, train and manage new employees, in addition to independent consultants. We may not be able to locate and hire the individuals we will need as our business grows.

Our mobile product plans may not be realized and we may not be successful if consumers do not use mobile devices to access video digital media in addition to audio.

In order for our investment in the development of mobile video products to be successful, consumers need to adopt and use mobile devices for consumption of digital video media. Available video devices are not widely known or available at reasonable prices so consumers have not yet widely adopted products for video as they have for audio. If adoption does not significantly increase, our revenues would not increase to the levels we desire.

We rely on third-party content providers, who may not provide their content to us on advantageous terms or at all, which would affect the quality of our content offering.

We contract with third parties to obtain content for distribution to our customers. We pay royalties/fees to obtain the necessary rights to lawfully offer these materials to our customers. Royalty rates associated with content are not standardized or predictable. Our licensing arrangements are generally non-exclusive and short-term and do not guarantee renewals. Some parties in the content industry have consolidated and formed alliances, which could limit the availability of, and increase the costs associated with acquiring rights to content. Further, some content providers currently, or in the future may, offer music and video products and services that would compete with our music and video products and services, and could take action to make it more difficult or impossible for us to license or distribute content, such as imposing harsh usage rules restricting copying or other uses by our customers. If we are unable to offer a wide variety of content at reasonable rates, our revenues would be diminished.

If we are unable to continually license compelling digital content on commercially reasonable terms, then our gross margins would be negatively impacted.

We must continue to obtain fresh compelling digital media content for our video and music services in order to develop and increase revenue and overall customer satisfaction for our products and services. In some cases, we have paid and will continue to pay substantial fees in order to obtain premium content. We have limited experience determining what content will be successful with current and prospective customers. In addition, some of our content licensing agreements may have high fixed costs, and in the event that we do not renew these agreements these fixed costs may be lost. If we cannot obtain premium content on commercially reasonable terms, or at all, our gross margins would be negatively impacted.

Development delays or cost overruns may negatively affect the profitability of our products.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors, including security errors, that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance, and lead to disputes or litigation.

If our products are not able to support popular digital media formats, our sales will be substantially impaired.

The success of our products and services depends upon our interoperability and support for a variety of media formats and, to a lesser extent relating to our future plans, wireless formats. Technical formats and consumer preferences may change over time, and we may be unable to adequately address these changes or have proficiency with new and evolving formats. We may not be able to license technologies, like ‘‘codecs’’ — compression/decompression — or DRM — digital rights management — technology, that are introduced, which would harm consumer and developer acceptance of our products and services.

Changes in network infrastructure, transmission methods and protocols, and broadband technologies could negatively impact our revenues.

Our products and services depend upon the means by which users access content over the Internet and will, to an increasing degree in the future, rely on wireless networks. If popular technologies, transmission methods and protocols change use of our technologies and products could decrease, and our operating results could be negatively impacted.

Development of new technologies, products and services for transmission infrastructure could increase our vulnerability to competitors by enabling the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources, and established relationships with media providers. Our current competitors may also develop relationships with, or ownership interests in, companies that have significant access to or control over the broadband transmission infrastructure or content that could provide them with a significant competitive advantage.

Standards for non-pc wireless devices have not been established and could diminish our sales if our products and technologies are not compatible with the new standards.

We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems. If we do not successfully make our products and technologies compatible with emerging standards, we may miss market opportunities and our financial performance will suffer. If other companies’ products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could be reduced or they could become obsolete.

Our operating results will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends, in part, on the continued operation of our systems and networks and those of third parties. A significant or repeated reduction in the performance, reliability or availability of these information systems and network infrastructure could harm our ability to conduct our business, our reputation and our ability to attract and retain users and content providers. Problems with these systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters, power failures, intentional actions to disrupt our systems, and networks and many other man-made and natural causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located in San Francisco, California, an area that is at heightened risk of earthquakes and fires. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. We intend to utilize a portion of the proceeds of this offering to promote fully-redundant systems and enhance our business interruption insurance from the present levels.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any events that compromise our ability to transmit and store information and data securely, and any costs associated with preventing or eliminating such problems, could hurt our ability to distribute products and content and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. A successful attack or breach of security against us (or against a well-known third party) could hurt consumer demand and expose us to consumer class action lawsuits.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property, which could be very costly and distracting to management.

Disputes regarding the ownership of technologies and rights associated with media, digital distribution and online businesses are common and likely to increase in the future. We may be forced to litigate to enforce or defend our intellectual property rights or manner of doing business, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and distracting to management, even if such claims are not meritorious. The existence and/or outcome of any such litigation is unpredictable and could significantly increase our expenses.

We may be subject to legal liability for the provision of third-party products, services or content, resulting in damages or penalties.

Our arrangements to offer third-party products, services, content or advertising could subject us to claims by virtue of our involvement in providing access to that information. Our agreements may not adequately protect us from potential liabilities. It is also possible that if information provided directly by us contains errors or is illegal, or is otherwise negligently provided to users, we could be subject to claims (or prosecution). Investigating and defending these claims would be expensive, even if the claims are unfounded. If any of these claims results in liability, we could be required to pay damages or other penalties.

 RISKS RELATING TO OUR INDUSTRY

We may be subject to risk and legal liability in connection with data collection capabilities of our products and services, resulting in damages or penalties.

Products that are interactive require communication between a client and server. To provide better consumer experiences and operate effectively, such products send information, including private data, to servers and also require that a user provide information. Companies impacted by interactive data collection and transmission over the Internet, such as us, establish and maintain a privacy policy concerning collection, use and disclosure of user data. Online privacy is an area of developing law and regulation. Failure to comply with posted privacy policy and existing or new legislation or rules concerning privacy could impact the market for our products and services, hurt our reputation with consumers, subject us to litigation, and may also lead to strict regulation of such activities.

Interpretation of existing laws that did not originally contemplate the internet could harm our business and operating results.

The application of existing laws governing issues such as property ownership, copyright and other intellectual property issues to the Internet is not clear. Many of these laws were adopted before the advent of the Internet and do not address the unique issues associated with the Internet and related technologies. In many cases, the relationship of these laws to the Internet has not yet been interpreted. New laws, regulations, and interpretations of existing laws may increase our costs or require us to change business practices.

We may be liable for content displayed on our network of websites which could subject us to liabilities and increase our expenses.

We may liable to third parties for content available or posted on our websites, ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com, if the music, artwork, text, video or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims by third parties resulting from content available or posted on our websites could be time consuming, result in costly litigation and divert management’s attention.

 RISKS RELATING OUR COMMON STOCK

Future sales of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock or the availability of a substantial number of such shares for sale could result in a decline of prevailing market price of our common stock and impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that we deem necessary or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

RISKS RELATING TO OUR ORGANIZATION

Our directors, executive officers and entities affiliated with them beneficially own a substantial number of shares of our common stock, which gives them significant control over some major decisions on which our stockholders may vote and may discourage an acquisition of us.

Our executive officers, directors and affiliated persons beneficially own, in the aggregate, approximately 30.6% of our outstanding common stock. This figure does not reflect the increased percentages that the officers and directors may have in the event that they exercise options that may be granted to them under our employee incentive plans or if they otherwise acquire additional shares of our common stock. The interests of our current officers and directors may differ from the interests of other stockholders. These current officers, directors and affiliated persons will have significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•    elect or defeat the election of our directors;

•    amend or prevent amendment of our certificate of incorporation or bylaws;

•    effect or prevent a merger, sale of assets or other corporate transaction; and

•    control the outcome of any other matter submitted for stockholder vote.

Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

We are a Delaware corporation. Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this Prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as ‘‘expects,’’ ‘‘plans’’ ‘‘will,’’ ‘‘may,’’ ‘‘anticipates,’’ believes,’’ ‘‘should,’’ ‘‘intends,’’ ‘‘estimates,’’ and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, the effectiveness, profitability, and marketability of such products, the ability to protect proprietary information, the impact of current, pending, or future legislation and regulation on the electronic marketing industry, the impact of competitive products or pricing, technological changes, the effect of general economic and business conditions and other risks and uncertainties detailed from time to time in our filings with the SEC. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will, however, receive proceeds from the exercise of warrants. The 68,965 shares underlying warrants that are covered by this Prospectus have an exercise price of $2.90 per share. Any proceeds we receive from the exercise of these warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the shares of our common stock beneficially owned, as of the date of this prospectus, by each selling stockholder prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number and percentage of shares that each selling stockholder would own beneficially if all of his, her or its offered shares are sold. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and each of the selling stockholders acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of those shares. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the shares.

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common StockOffered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering(1)
Carl Page, Director	2,800,105(2)	172,414	2,627,691(2)	22.4%
David N. Baker	479,275(3)	314,106	165,169(3)	1.4%
Joseph Abrams	555,486(4)	193,417	362,069(4)	3.1%
The Del Mar Consulting Group, Inc.	206,896	206,896	0	0
Whalehaven Capital Fund Limited	172,413	172,413	0	0
Palisades Master Fund L.P.	172,413	172,413	0	0
Gerald Brauser	137,931	137,931	0	0
Sandor Capital Master Fund, L.P. (5)	137,931	137,931	0	0
Martin S. Goldfarb, M.D.	103,448	103,448	0	0
Mara Gateway Associates, LP	137,931	68,965	68,965	*
Jerome Belson	68,965	68,965	0	0
White Rock Investments	68,965	68,965	0	0
Leslie T. Altavilla, TTEE, Leslie T. Altavilla Revocable Trust dated 3/28/03	51,724	51,724	0	0
Daniel O’Sullivan	51,724	51,724	0	0
Michael Katz	34,482	34,482	0	0
Walter Bilofsky, TTEE, Eight Family Trust dated 11/8/99	34,482	34,482	0	0
New Paradigm Capital, Ltd.	34,482	34,482	0	0
New Britain Radiological 401K Plan, FBO Sidney Ulreich	34,482	34,482	0	0
Chocolate Chip Investments LP (6)	34,482	34,482	0	0
Jack Kuhn, TTEE, Jack Kuhn Revocable Trust dated 12/11/00	34,482	34,482	0	0
Charles Schwab & Co., Custodian for the IRA Rollover of Elinor C. Ganz	34,482	34,482	0	0
Peddle Partners LLP (7)	34,482	34,482	0	0
Denshaw Holdings Limited (8)	34,482	34,482	0	0
Riddell W. Alexander	34,482	34,482	0	0
Brad Greenspan	34,482	34,482	0	0
Leon Brauser	34,482	34,482	0	0
Maryellen Viola	34,482	34,482	0	0
Jo-Net	34,482	34,482	0	0
Phyllis Ulreich	29,310	29,310	0	0
William J. Bush and Melinda H. Bush, TTEE, Bush Family Trust dated 01/01/06	25,862	25,862	0	0
Eric Goldstein	25,862	25,862	0	0
Pinnacle Investment Partners L.P.	25,862	25,862	0	0
William Bankert	24,137	24,137	0	0
Mark S. Litwin, TTEE, Mark S, Litwin Trust dated 4/9/97	17,241	17,241	0	0
Nancy K. Chiu	17,241	17,241	0	0
Tab Properties, LLC (9)	17,241	17,241	0	0
Arnold Leiber IRA Rollover	17,241	17,241	0	0
Aharon and Jennifer Ungar	17,241	17,241	0	0
Sandra Shore-Goldfarb	17,241	17,241	0	0

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common StockOffered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering(1)
Harold E. Gelber, TTEE, Harold Gelber Revocable Trust dated 5/11/05	17,241	17,241	0	0
Scott Christie	17,241	17,241	0	0
Scott Christie Keogh	17,241	17,241	0	0
J. Perlick and E. Perlick, TTEE, Sheldon Perlick Marital Trust dated 6/14/1991	17,241	17,241	0	0
Kevin Montoya, TTEE, The Montoya 2005 Revocable Trust	17,241	17,241	0	0
James Heerema	17,241	17,241	0	0
Summerlin Ventures LLC (10)	17,241	17,241	0	0
James Sullos	17,241	17,241	0	0
Mary Bachowsky, TTEE, Michael H. Bachowsky TR dated 12/31/92	17,241	17,241	0	0
Michael Bachowsky, TTEE, Laurie C. Bachowsky TR dated 12/31/92	17,241	17,241	0	0
Laurie Bachowsky, TTEE, Bachowsky Family TR dated 12/31/92	17,241	17,241	0	0
Curtin Winsor, III, TTEE, Curtis Winsor, III Living Trust dated 5/01/02	17,241	17,241	0	0
Julie Campbell	17,241	17,241	0	0
Bruce Campbell	17,241	17,241	0	0
Peter Schrobenhauser	17,241	17,241	0	0
Au Sai Chuen	17,241	17,241	0	0
Andrew C. Park	17,241	17,241	0	0
Hyun Park	17,241	17,241	0	0
Mark Sherwood	17,241	17,241	0	0
David Gendal, TTEE, David Gendal Revocable Trust dated 3/05/95	17,241	17,241	0	0
John S. Lemak (11)	17,241	17,241	0	0
Graves Family Partnership, LLC	17,241	17,241	0	0
Richard Molinsky	17,241	17,241	0	0
New Britain Radiological Assoc. 401K Plan, FBO Alfred Gladstone	12,931	12,931	0	0
Alfred Gladstone	12,931	12,931	0	0
Elinor Ganz, TTEE, Amy H. Ganz Trust dated 9/28/1984	10,344	10,344	0	0
Jerry M. Chatel	8,620	8,620	0	0
Ann Berkman, TTEE, Ann Berkman Revocable Trust dated 4/09/90	8,620	8,620	0	0
Beverly Pinnas	8,620	8,620	0	0
DiMarino, Kroop & Prieto Gastrointestinal Assoc. PA dated 11/01/1975 (12)	8,620	8,620	0	0
Charles Schwab & Co., custodian for Joseph L. Berkman Roth IRA	8,620	8,620	0	0
Joseph Berkman, TTEE, Joseph Berkman Living TR dated 4/9/1990	8,620	8,620	0	0

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common StockOffered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering(1)
Elinor C. Ganz, TTEE, Susan Ganz Trust dated 9/28/05	8,620	8,620	0	0
Ganz Family Foundation (13)	8,620	8,620	0	0
A. Gladstone and P. Bordeau, TTEEs, Gladstone Family Trust dated 8/19/1998	8,620	8,620	0	0
Alfred Gladstone, TTEE, Madge TR FBO Michael Gladstone dated 2/10/1997	8,620	8,620	0	0
Eugene A. Jewett	8,620	8,620	0	0
James Davidson and Dan Callahan IV	8,620	8,620	0	0
John P. Morbeck	8,620	8,620	0	0
Sun Young Choi	8,620	8,620	0	0
Ronald J. Menello	8,620	8,620	0	0
Laura Berlin	6,896	6,896	0	0
Charles Schwab & Co., Custodian, Stephen Sonnabend IRA Rollover	5,172	5,172	0	0
Paradox Trading Company, LLC (14)	3,448	3,448	0	0

*	Less than 1%

(1)	Based upon 11,424,247 shares of common stock outstanding on January 12, 2007, which includes, with respect to each individual holder, any rights to acquire common stock exercisable within 60 days.

(2)	Based on a Form 4 filed by Mr. Page with the SEC on December 8, 2006. Includes 44,827 shares issuable upon exercise of outstanding options that are currently exercisable.

(3)	Based on a Schedule 13G filed by Mr. Baker with the SEC on February 27, 2006, as amended August 9, 2006. Includes 193,417 shares held by the David N. Baker Alaska Trust and 120,689 shares held by Core Fund, L.P. Mr. Baker is the managing principal of Core Fund Management, L.P., which is the general partner of Core Fund, L.P., and therefore has sole voting and dispositive power with respect to the shares held by Core Fund, L.P.

(4)	Based on a Schedule 13G filed by Mr. Abrams with the SEC on February 27, 2006, as amended on June 14, 2006.

(5)	John S. Lemak has sole voting and dispositive power with respect to these shares. Sandor Capital Mater Fund, L.P. is an affiliate of a broker-dealer. Sandor Capital Master Fund, L.P. bought the shares of common stock in the ordinary course of business, and at the time of the purchase of the shares of common stock to be resold, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock.

(6)	Ruth Latterner has sole voting and dispositive power with respect to these shares.

(7)	Paul Drucker has sole voting and dispositive power with respect to these shares.

(8)	Niki Ioannou and Pamela Millar have voting and dispositive power with respect to these shares.

(9)	Joseph Lutheran has sole voting and dispositive power with respect to these shares.

(10)	Michael J. O’Donnell has sole voting and dispositive power with respect to these shares.

(11)	John S. Lemak is an affiliate of a broker-dealer. Mr. Lemak bought the shares of common stock in the ordinary course of business and at the time of the purchase of the shares of common stock to be resold, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock.

(12)	Anthony DiMarino, MD and Howard Kroop, MD have voting and dispositive power with respect to these shares.

(13)	Elinor Ganz has sole voting and dispositive power with respect to these shares.

(14)	Harvey J. Kesner has sole voting and dispositive power with respect to these shares.

None of the selling stockholders has held any position or office or has had any other material relationship with us or any of our predecessors or affiliates during the past three years, except that (1) Carl Page is a member of our board of directors and our Chief Technology Officer, (2) Bill Bush is our Chief Financial Officer, (3) Harvey Kesner is a partner at the law firm that provides us with legal services, (4) David Baker and Joseph Abrams acted as our consultants and assisted us in effecting a financing transaction, and (5) we had a consulting agreement with The Del Mar Consulting Group Inc.

PLAN OF DISTRIBUTION

We are registering 3,216,144 shares of common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of common stock, except upon the exercise of warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement that we entered into with the selling stockholders. However, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

We will indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

INCORPORATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed March 30, 2006;

(2)	Current Report on Form 8-K/A, filed April 11, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as previously amended by Current Report on Form 8-K/A, filed February 27, 2006;

(3)	Current Report on Form 8-K/A, filed May 10, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as was previously amended by Current Report on Form 8-K/A, filed February 27, 2006, and by Current Report on Form 8-K/A, filed April 11, 2006;

(4)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 15, 2006;

(5)	Current Report on Form 8-K, filed July 7, 2006;

(6)	Current Report on Form 8-K/A, filed July 10, 2006, amending Current Report on Form 8-K/A, filed April 11, 2006;

(7)	Current Report on Form 8-K, filed July 26, 2006;

(8)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, filed August 14, 2006;

(9)	Current Report on Form 8-K, filed August 15, 2006;

(10)	Current Report on Form 8-K, filed November 6, 2006;

(11)	Current Report on Form 8-K, filed November 7, 2006;

(12)	Current Report on Form 8-K, filed November 9, 2006;

(13)	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, filed on November 14, 2006;

(14)	Current Report on Form 8-K, filed November 16, 2006;

(15)	Current Report on Form 8-K, filed November 17, 2006;

(16)	Current Report on Form 8-K, filed December 7, 2006;

(17)	Current Report on Form 8-K, filed on December 19, 2006; and

(18)	Description of Common Stock in our Registration Statement on Form 8-A, filed on August 14, 2006.

All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Handheld Entertainment, Inc., 539 Bryant Street, Suite 403, San Francisco, California 94107, Attention: William J. Bush. You may also call William J. Bush at (415) 240-4130.

We have filed a registration statement on Form S-3 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We are paying all of the selling stockholders’ expenses related to this offering, except that the selling stockholders will pay any applicable underwriting discounts and commissions. The fees and expenses payable by us in connection with this Registration Statement are estimated as follows:

SEC registration fee	$2,236.38
Accounting fees and expenses	5,000.00
Legal fees and expenses	75,000.00
Miscellaneous fees and expenses	2,763.62
Total	85,000.00

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, which we refer to as the ‘‘DGCL,’’ provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

II-1

Item 16. Exhibits

Exhibit No.	Description of Exhibits
4.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)
4.2	Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)
4.3	By-laws (incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)
5.1**	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP
23.1**	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP
23.2*	Consent of Salberg & Company, P.A.
24**	Power of Attorney

*	filed herewith

**	previously filed

Item 17. Undertakings

The undersigned Registrant hereby undertakes that it will:

1. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

2. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 16th day of January, 2007.

HANDHELD ENTERTAINMENT, INC.
By:	/s/ Jeff Oscodar
Jeff Oscodar, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ Jeff Oscodar	January 16, 2007
Jeff Oscodar, Director, President and Chief Executive Officer (principal executive officer)
By:	/s/ William J. Bush	January 16, 2007
William J. Bush, Chief Financial Officer (principal financial officer)
By:	*	January 16, 2007
Bill Keating, Chairman
By:	*	January 16, 2007
Carl Page, Director
By:	*	January 16, 2007
David F. Hadley, Director
By:	*	January 16, 2007
Dr. Carl Goldfischer, MD, Director
By:	*	January 16, 2007
Geoff Mulligan, Director

*	Signed by Jeff Oscodar as attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibits
4.1		Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)
4.2		Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)
4.3		By-laws (incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)
5.1	**	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP
23.1	**	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP
23.2	*	Consent of Salberg & Company, P.A.
24	**	Power of Attorney

*	filed herewith.

**	previously filed